[McGuireWoods Letterhead]

CONFIDENTIAL TREATMENT REQUESTED

February 20, 2020

Delivery via E-Mail

Rochelle Plesset

David Marcinkus

Division of Investment Management

Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0213

Re: HG Holdings, Inc.

Dear Ms. Plesset and Mr. Marcinkus:

We are writing on behalf of our client, HG Holdings, Inc. (“HG Holdings” or the “Company”), in response to the Staff’s request for a written analysis of the Company’s status under the Investment Company Act of 1940, as amended (“Investment Company Act”). We have set forth below the analysis of the Company as a continuing “transient” investment company under Rule 3a-2 of the Investment Company Act and the related guidance, as well as the Company’s intention to rely on Rule 3a-1 of the Investment Company Act following the conclusion of its rights offering.

Background

A.     Sale of the Furniture Business

HG Holdings was formerly Stanley Furniture Company, Inc. (“Stanley”). Stanley, whose original predecessor was founded in 1924, operated as a furniture manufacturer and then a leading design, marketing and distribution resource in the wood residential furniture market until the sale of its furniture business. In 2016, the Company began searching for a purchaser for its operating assets in an attempt to preserve the value of its assets for its shareholders.

On March 2, 2018, the Company sold substantially all of its assets to Churchill Downs LLC (“Buyer”). The consideration for the sale consisted primarily of cash in the amount of approximately $10.8 million and a subordinated promissory note in the principal amount of approximately $7.4 million (“Buyer Promissory Note”). The Company agreed to accept the Buyer Promissory Note as part of the consideration in order to achieve a higher selling price for its assets, and thereby continue to preserve value for the shareholders. As discussed further below, the Buyer subsequently encountered numerous difficulties in connection with payment of the amounts due to the Company under the Buyer Promissory Note.

Atlanta | Austin | Baltimore | Brussels | Charlotte | Charlottesville | Chicago | Houston | Jacksonville | London

Los Angeles | New York | Norfolk | Pittsburgh | Raleigh | Richmond | Tysons Corner | Washington, D.C. | Wilmington

February 20, 2020

Following the sale of its furniture business, the Company’s assets consisted primarily of the cash proceeds from the sale and the Buyer Promissory Note.  In connection with the sale, the Company’s Board adopted a resolution, as contemplated by Rule 3a-2 of the Investment Company Act of 1940, as amended (“Investment Company Act”), confirming the intent of the Company to be engaged primarily, as soon as reasonably possible, in a business other than that of investing, reinvesting, owning, holding or trading in securities.  In addition, in connection with the sale, the Company publicly disclosed that its Board would evaluate alternatives for use of the cash proceeds, including the acquisition of non-furniture related assets that would allow the Company potentially to derive benefits from its net operating loss carryforwards.

B.     Search for Suitable Acquisition Targets

Since the sale of its furniture business, the Company has actively pursued alternatives for using the cash proceeds for acquisitions of non-furniture related assets. The Company has consistently focused on potential acquisitions of operating companies that are not investment companies, and acted with the bona fide intent that each operating company would be either (i) a majority-owned subsidiary within the meaning of Section 2(a) (24) of the Investment Company Act or (ii) controlled primarily by the Company, within the meaning of Rule 3a-1 of the Investment Company Act.

In 2018, the Company’s executive officers (and only employees) reviewed information on 68 potential acquisitions, and submitted letters of intent on three potential transactions. One of the letters of intent related to the bankruptcy of the parent company of a label printing company and, in the fall of 2018, the Company submitted a stalking horse bid to acquire the assets of the label printing company out of bankruptcy. Although the stalking horse bid was not selected by the court, in December 2018, the Company participated in multiple rounds of bidding in the bankruptcy court auction for these assets. Ultimately, the Company was narrowly outbid by a strategic buyer.

Undeterred, throughout 2019, HG Holdings continued to pursue its acquisition strategy previously laid out to shareholders. The Company reviewed 23 potential acquisitions and submitted one letter of intent. The letter of intent involved a feather and down cushions subsidiary out of the bankruptcy estate of the parent company. While the Company was the leading bidder for the standalone subsidiary, the bankruptcy court awarded the deal to a bidder whose purchase price included the assets of both the parent company and its subsidiary. Despite the Company’s best efforts (91 potential transactions reviewed and 4 letters of intent since the sale of substantially all of its assets in March 2018), it was able to close on only one transaction, HC Government Realty Trust, Inc. (“HC Realty”), which is discussed in detail below.

February 20, 2020

C.	HC Realty

1.     HG Holdings’ Ownership Position

HC Realty is a real estate investment trust that holds single-tenant properties leased entirely to the United States Government for occupancy by federal agencies. In May 2018, the Company executed a confidentiality agreement with respect to HC Realty, received confidential information and began its due diligence. From August through October 2018, the Company’s executive officers engaged in discussions with HC Realty regarding a recapitalization plan, which was presented to the HC Realty Board in several variant structures during this timeframe.

At the end of October 2018, a term sheet was executed, but in December 2018, the Chief Executive Officer and external manager of HC Realty proposed a revised transaction involving the repurchase of insider shares and a restructuring of HC Realty’s management. This proposed revision to the structure led to numerous discussions and lengthy negotiations between the parties. In February 2019, a preliminary fairness opinion was delivered, but HC Realty’s Chief Executive Officer and external manager expressed a desire to revise the structure once again.

HG Holdings worked on the deal for almost ten months and, on March 19, 2019, the Company closed on the transaction. The Company purchased 300,000 shares of HC Realty’s common stock for $3,000,000 and 200,000 shares of HC Realty’s Series B Cumulative Convertible Preferred Stock (“Series B Preferred Stock”) for $2,000,000. As a result of these purchases, the Company currently owns approximately 16.4% of the as-converted equity interest of HC Realty. Concurrent with the purchase of the common stock and Series B Preferred Stock, the Company also entered into a loan agreement with HC Realty’s operating partnership for $2,000,000.

On December 16, 2019, the Company filed a Form S-1 in connection with the rights offering. As set forth in the Registration Statement, amended January 21, 2020 and February 14, 2020, the Company intends to use the proceeds of the rights offering to provide additional cash for acquisitions, including purchasing additional Series B Preferred Stock, common stock and/or debt of HC Realty. The Company anticipates that these purchases will result in the Company owning (i) at least 25% of the HC Realty common stock on an as-converted basis, resulting in the Company being presumed to control HC Realty within the meaning of Section 2(a)(9) of the Investment Company Act, and (ii) a sufficient number of shares such that HC Realty is controlled primarily by the Company within the meaning of Rule 3(a)-1 of the Investment Company Act. However, as discussed further below, the Company has been part of a control group that exercises a controlling influence over the management and policies of HC Realty since acquiring the HC Realty stock in March 2019.

February 20, 2020

2.     Controlling Influence Over HC Realty

Although the Company’s current 16.4% as-converted equity ownership does not, standing alone, give it presumptive control within the meaning of Section 2(a)(9), since the closing in March 2019, the Company has been part of a control group that exercises a controlling influence over the management and policies of HC Realty. HC Realty was never intended to be, and has never been, a passive investment for the Company. The Company’s investment strategy for HC Realty has always been to increase its equity ownership and actively manage HC Realty at the executive and board levels.

First, HG Holdings, through its executive officers and directors, has maintained a controlling role in the management of HC Realty as a result of the substantial overlap between the senior management and Boards of Directors of the two companies:

●	Steven A. Hale, II - Chairman of the Board and Chief Executive Officer, HG Holdings Chairman of the Board and Chief Executive Officer, HC Realty

●	Bradley G. Garner - Principal Financial and Accounting Officer, HG Holdings Board of Directors, HC Realty

●	Matthew A. Hultquist - Board of Directors, HG Holdings Board of Directors and SVP of Acquisitions, HC Realty

Mr. Hale and Mr. Garner are the only two employees of HG Holdings. Mr. Hale and Mr. Hultquist are two of the three directors for HG Holdings and, together with Mr. Garner, three of the five directors for HC Realty. Accordingly, these gentlemen occupy the most senior executive positions at both HG Holdings and HC Realty and constitute the majority of both Boards of Directors.

Second, the control group exercises a controlling influence over the management and policies of HC Realty through the Series B Preferred Stock, the holders of which have the right to elect a majority of the directors of HC Realty.  Set forth below are the current holders of the Series B Preferred Stock and the number of shares held:

The Vanderbilt University	500,000
HG Holdings, Inc.	200,000
Investor #3[1]	250,000
Hale Medical Office Building Fund, LP	130,000
Investor #5	25,000
Investor #6	25,000
Investor #7	25,000
Investor #8	12,500
Investor #9	12,500
TOTAL	1,180,000

1           The other holders of the Series B Preferred Stock include foundations and family office partnerships.  We have withheld the names of these holders for reasons of confidentiality, but would be happy to provide their identity to the Staff verbally.

February 20, 2020

Mr. Hale is the founder of Hale Partnership Capital Management, LLC (“HPCM”), a SEC-registered investment adviser. HPCM serves as investment adviser to the Hale Medical Office Building Fund, LP (11% of the outstanding Series B Preferred Stock), as well as the Vanderbilt University holdings (42.4% of outstanding Series B Preferred Stock). Accordingly, Mr. Hale has discretionary authority to vote 630,000 shares of Series B Preferred Stock. In addition, in October 2019, Mr. Hale entered into voting agreements with the remaining holders of the Series B Preferred Stock, with the exception of HG Holdings. Accordingly, through discretionary authority and the voting agreements, Mr. Hale has the authority to vote 980,000 shares of Series B Preferred Stock (83% of the outstanding Series B Preferred Stock). The Company holds the right to vote the remaining shares.

D.      Timing of the Rights Offering

Shortly following the sale of its furniture business, the Company indicated to shareholders that its Board was considering a rights offering to raise additional cash for acquisition purposes.2 The Company’s executive officers and Board have been delayed in pursuing a rights offering due to uncertainties relating to the Buyer’s ability to perform under the terms and conditions of the Buyer Promissory Note issued to the Company as part of the purchase price.

The Buyer encountered substantial difficulties in 2018 and 2019 in its business that had the following effects on the Buyer Promissory Note: (i) the Buyer was in default under its first senior credit facility during portions of the three months ending September 30, 2018; (ii) in September 2018, the Buyer sold a portion of the assets purchased from the Company to raise additional cash to solve its liquidity need3 and repaid its first senior credit facility in November 2018; (iii) in February 2019, the Buyer entered into a second senior credit facility with a second senior lender; (iv) in the second quarter of 2019, the Company recorded an impairment loss on the Buyer Promissory Note as it believed it would not be able to collect the amount due; (v) in August 2019, the Buyer defaulted under its second senior credit facility and repayments to its second senior lender resulting in the Company delivering a notice of default to the Buyer; and (vi) in October 2019, the Company agreed to enter into a Forbearance Agreement with the Buyer relating to the August notice of default.

2            See Annual Report on Form 10-K of the Company filed with the Commission on March 23, 2018 at p. 4.

3           A portion of the Buyer Promissory Note issued to the Company was assigned in connection with this sale in September 2018.  In relation to events that occurred after this date, we refer herein to the Buyer Promissory Note and the subordinated promissory note issued in connection with the assignment as the “Buyer and Assigned Promissory Notes.”  In connection with the assignment, the Buyer Promissory Note was amended and restated.  The Buyer Promissory Note was also amended and restated in connection with the Buyer entering into its second senior credit facility in February 2019.

February 20, 2020

These series of facts and circumstances resulted in uncertainties with respect to the Buyer’s ability to perform under the terms of the Buyer Promissory Note (and its amendments), and made it impractical to pursue a rights offering earlier due to the difficulty in determining an appropriate exercise price for the subscription rights, as well as the obligation under the Securities Act of 1933, as amended, to update a prospectus for material developments occurring during the course of an offering.

Continuing Status as a Transient Investment Company

It is important to note at the outset that the Company has never been in the business of investing, reinvesting, owning, holding, or trading in securities. The securities of HC Realty and the Buyer and Assigned Promissory Notes are the only securities owned by the Company. The Company maintains its cash in checking and savings accounts, choosing to refrain from using it to acquire additional securities, even on a short-term basis, such as Treasuries, certificates of deposit or money-market funds. Moreover, the Company did not “invest” in the Buyer Promissory Note; it was issued solely as part of the consideration for the sale of substantially all the assets of the furniture business in March 2018.4 However, even assuming the Buyer and Assigned Promissory Notes are “investment securities,” we believe that the Company is exactly the type of transient investment company that Rule 3a-2 of the Investment Company Act and the related no-action letters and Commission orders were intended to cover.

The Commission adopted Rule 3a-2 in order to temporarily relieve certain issuers that are in transition to a non-investment company business from regulation under the Investment Company Act.5 The rule provides a one-year safe harbor for a company to comply with an exemption or exclusion under the Investment Company Act provided that the company has a bona fide intent to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. This intent must be evidenced by the issuer’s business activities, as well as an appropriate resolution of the issuer’s board of directors that has been recorded contemporaneously in its minute books or comparable documents.

4            See Securities and Exchange Commission v. Fifth Avenue Coach Lines, Inc., 289 F. Supp 3 at 32-33 (“[t]he word ‘investment’ in [Section 3(a)(2)] must have some significance” and noting that “evidence of indebtedness” comes within the definition of a “security” under Section 2(a)(36) of the Investment Company Act, but such evidence of indebtedness must involve an investment in order to be deemed an investment security.)

5          See, Transient Investment Companies, Investment Company Act Release No. 10943 (Nov. 16, 1979) (proposing Rule 3a-2); Transient Investment Companies, Investment Company Act Release No. 11552 (Jan. 14, 1981) (adopting Rule 3a-2).

February 20, 2020

However, the Staff has stated that a failure to comply with the one-year safe harbor “does not necessarily indicate a need to register.6 In the Medidentic Mortgage Investors no-action letter, the Staff outlined the circumstances under which a temporary investment company should be allowed additional time beyond the one-year period in Rule 3a-2:

Generally, we would not recommend that the Commission take enforcement action against a company for not registering under the Act when the company, following receipt of the proceeds (i) of a securities offering which are to be invested in a business other than that of investing in securities (‘non-investment business’) or in a business which is excepted from the definition of an investment company pursuant to Section 3(c) of the Act (‘excepted business’), or (ii) of a sale of operating assets, temporarily invests such proceeds, in order to preserve their value pending their investment in a non-investment or excepted business or the liquidation of the company, in government securities, certificates of deposit, or other securities appropriate for the purpose, provided that the company intends to engage primarily in a non-investment or excepted business or liquidate as soon as possible.

In this context, we would generally consider a period of up to one year to be temporary (citing Rule 3a-2 under the Act). Whether a longer period also would be deemed temporary would depend on such factors as (1) whether the failure of the company to become primarily engaged in a non-investment business or excepted business or liquidate within one year was due to factors beyond its control; (2) whether the company's officers and employees during that period tried, in good faith, to effect the company's investment of its assets in a non-investment business or excepted business or to cause the liquidation of the company; and (3) whether the company invested in securities solely to preserve the value of its assets.7

6              See, e.g., Missouri River Gold and Gem Corp., SEC No-Action Letter (May 30, 1986); and TransAmerica Venture Corporation, SEC No-Action Letter (Aug. 23, 1985).

7           Medidentic Mortgage Investors, SEC No-Action Letter (April 23, 1984); see also, Mallory Randall Corporation, SEC No-Action Letter (April 30, 1981).

February 20, 2020

We believe the Company squarely meets the first two factors, and the third factor is either inapplicable because the Company did not “invest” in securities during this transition period or has been met because the Buyer and Assigned Promissory Notes helped preserve the value of the Company’s assets. With respect to the first two factors, as discussed in detail above, Company management promptly commenced its search for suitable acquisition candidates after the sale of the Company’s assets and the Board’s resolution pursuant to Rule 3a-2, and diligently and in good faith have continued the search up through the present day.

In addition, the Company’s failure to consummate additional transactions involving non-investment businesses or excepted businesses, including acquiring additional equity of HC Realty, within the one-year safe harbor was due to factors beyond the Company’s control. These factors include (i) a lack of suitable acquisition targets; (ii) lengthy and complex negotiations with the seller of HC Realty; (iii) the unsuccessful bids in bankruptcy court for the label printing and cushion businesses; and (iv) the Buyer of substantially all the assets and liabilities of the Company’s furniture business restructuring, defaulting under its senior credit facility on numerous occasions, and having to enter into a Forbearance Agreement with the Company. HG Holdings has also been diligent in its efforts to conduct a rights offering in order to raise additional capital for acquisitions of non-investment businesses, but the substantial uncertainty surrounding the Buyer Promissory Note has put considerable constraints on the timing of the offering.

We believe the third factor is inapplicable to the Company. HG Holdings has never traded or speculated in securities; instead, the Company has chosen to keep its cash in checking and savings accounts. If, however, the Staff believes the Buyer Promissory Note was an “investment” in a security, then the Company made the decision to accept the note as partial consideration for the sale of substantially all of the assets and liabilities of its furniture operations solely in order to preserve the value of its assets for shareholders.

We believe the Company’s intent and good faith attempts to move beyond transient investment company status and acquire one or more non-investment or excepted businesses are clearly evidenced by (i) the Board’s 3a-2 resolution; (ii) the extensive due diligence conducted by the Company’s officers on numerous potential targets, the submission of several letters of intent, and the submission of unsuccessful bids for the label printing company and cushion business; (iii) the ownership, effective control and operation of HC Realty; and (iv) the rights offering. These factors, combined with the likelihood that the Company will shortly be excluded from the Investment Company Act under Rule 3a-1 (discussed below), fully support the extension of the Company’s temporary status under the criteria outlined in Medidentic and the other no-action letters and Commission orders analyzing this issue.8

8           See, e.g., Verde Venture Inc., SEC No-Action Letter (Apr. 27, 1988); Compact Video, Inc., SEC No-Action Letter (Apr. 13, 1988); MPX Invs., Inc., SEC No-Action Letter (Jan. 11, 1984); Cooper Dev. Co., SEC No-Action Letter (Dec. 12, 1988); Sensar Corp., Investment Company Act Release No. 25361 (Jan. 14, 2002); Firstmark Corp., Investment Company Act Release No. 25248 (Oct. 31, 2001); MLX Corp., Investment Company Act Release No. 22982 (Dec. 30, 1997); and Advance Ross Corp., Investment Company Act Release No. 18002 (Feb. 19, 1991).

February 20, 2020

Reliance on Rule 3a-1 Following the Rights Offering

The Registration Statement, as amended, discloses the Company’s intent to use the proceeds from the rights offering for acquisitions of non-investment businesses, including purchasing additional HC Realty stock.  The Company and HC Realty anticipate entering into a subscription agreement to provide for HC Realty to sell to HG Holdings a sufficient number of currently authorized but unissued shares of Series B Preferred Stock, such that HG Holdings will hold at least 50% of the shares of the outstanding Series B Preferred Stock. The subscription agreement with HC Realty would provide for the closing to occur following the expiration of the rights offering.  Once the Registration Statement is declared effective, the Company expects the rights will be exercisable for approximately three weeks from the effective date of the Registration Statement.  The expiration date for the rights offering will be specified in an amendment to the Registration Statement filed before requesting effectiveness. If the Registration Statement is declared effective in February or March, the Company anticipates completing the purchase of the additional Series B Preferred Stock early in the second quarter of 2019.

The Company anticipates that these additional purchases of the Series B Preferred Stock will result in the Company owning (i) at least 25% of the HC Realty common stock on an as-converted basis, resulting in the Company being presumed to control HC Realty within the meaning of Section 2(a)(9) of the Investment Company Act, and (ii) a sufficient number of shares of HC Realty stock such that the company is controlled primarily by HG Holdings within the meaning of Rule 3(a)-1 of the Investment Company Act.

Accordingly, following the rights offering, the Company intends to rely on the exemption provided by Rule 3(a)-1 as a result of its current and anticipated stock holdings in HC Realty.  The Company has provided the analysis below, which indicates that no more than 45% of its assets consist of, and not more than 45% of its net income after taxes (for the four fiscal quarters ending September 20, 2019 combined) is derived from, securities (i.e., the Buyer and Assigned Promissory Notes) other than the securities of HC Realty:

Assets as of September 30, 2019:

Total Assets less Cash - $12,309,000

Non-Excludable Securities (Buyer and Assigned Promissory Notes) - $3,907,000

Non-Excludable Securities as % of Total Assets less Cash - 31.7%

Net Income After Taxes for Four Quarters ending September 30, 2019:

Net Income After Taxes - $527,340

Net Income From Non-Excludable Securities (Buyer and Assigned Promissory Notes) - $114,106

Net Income From Non-Excludable Securities as % of Net Income After Taxes – 21.6%

While the Company has not completed preparing its 2019 year end financials, it believes it will also meet these tests for the year ended December 31, 2019 based on its preliminary financial statements.

February 20, 2020

* * * * *

This correspondence is not intended to, and does not, waive any applicable privilege or protection, including the attorney-client privilege or work-product protection. On behalf of our client, we hereby claim that this letter and the communications contained herein provided to the Securities and Exchange Commission (“Commission”) are entitled to confidential treatment. This request for confidentiality shall continue indefinitely unless we advise you otherwise. HG Holdings is providing this information on the understanding that it will be used solely for the purpose of enabling the Staff to discharge its regulatory responsibilities and for no other purpose. In the event the Staff receives a request for access to the information, whether pursuant to subpoena or otherwise, we respectfully request that we be notified immediately by telephone and before such access is granted so that HG Holdings may further substantiate its bases for claiming confidentiality or take other measures to preserve its rights. Additionally, in the event that the Staff provides access to the information to any other government agency, we respectfully request that such agency be informed of our request for confidential treatment of the information and communications contained herein pursuant to applicable laws and regulations.

Should you have any questions after receiving this material, please do not hesitate to contact me at (804) 775-4727 or Dave Robertson at (804) 775-1031.

Sincerely, /s/ Anitra T. Cassas Anitra T. Cassas

cc: Dave Robertson, McGuireWoods LLP